Exhibit 99.19

VALENS GROWORKS CORP.

230 Carion Road

Kelowna, British Columbia, Canada V4V 2K5

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP, Chartered Professional Accountants (”KPMG”)

AND TO:	Davidson & Company LLP, Chartered Professional Accountants (“Davidson & Co.”)

CC:	Ontario Securities Commission
Alberta Securities Commission

British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Office of the Superintendent of Securities, Newfoundland and
Labrador Financial and Consumer Services Commission, New
Brunswick

Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island

RE: Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI-51-102”)

Valens Groworks Corp. (the “Company”) hereby gives notice pursuant to section 4.11 of NI 51-102 as follows:

1.	At the request of the Company, Davidson & Co. of Vancouver, British Columbia, resigned as the Company’s auditor effective March 30, 2020 (the “Resignation Date”).

2.	On the Resignation Date, the Company appointed KPMG of Vancouver, British Columbia, to fill the vacancy created by the resignation of Davidson & Co., and to hold such position until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of Davidson & Co. as auditor of the Company and the appointment of KPMG as auditor of the Company were considered and approved by the Board of Directors of the Company.

4.	Davidson & Co. has not expressed any modified opinion in its reports for the Company’s two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Resignation Date.

5.	The Board of Directors of the Company is of the opinion that there were no “reportable events” as defined in NI 51-102.

DATED the 30th day of March, 2020

VALENS GROWORKS CORP.

By:	(signed) “Christopher Buysen”
Name:	Christopher Buysen
Title:	Chief Financial Officer